UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	James Rivas
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2215
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS FOURTH QUARTER
AND FULL YEAR 2013 FINANCIAL RESULTS

Fourth Quarter 2013:

•	Total Revenues: $387.1 million, representing a 5 percent increase year-over-year

•	Deferred revenues: $671.6 million, representing a 14 percent increase year-over-year and 19 percent sequentially

•	Non-GAAP EPS: $0.98, representing an 8 percent increase year-over-year

Full Year 2013:

•	Total Revenues: $1,394.1 million, representing a 4 percent increase year-over-year

•	Non-GAAP EPS: $3.43, representing an 8 percent increase year-over-year

San Carlos, Calif., -- January 28, 2014 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced financial results for the fourth quarter and full-year ended December 31, 2013.

“The fourth quarter represented one of the best quarters that I can remember, which is reflected in our customer wins and deferred revenues.  The Americas and Europe delivered great results that were driven by the strength of our new data center appliances and next generation threat prevention software blades,” said Gil Shwed, founder, chairman and chief executive officer of Check Point Software Technologies.

Financial Highlights for the Fourth Quarter of 2013

•	Total Revenues: $387.1 million, an increase of 5 percent, compared to $368.6 million in the fourth quarter of 2012.
•	GAAP Operating Income: $214.1 million, an increase of 2 percent, compared to $210.5 million in the fourth quarter of 2012.
•
Non-GAAP Operating Income: $227.3 million, an increase of 2 percent, compared to $222.9 million in the fourth quarter of 2012. Non-GAAP operating margin was 59 percent, compared to 60 percent in the fourth quarter of 2012.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $194.1 million, an increase of 12 percent, compared to $174.0 million in the fourth quarter of 2012. GAAP earnings per diluted share were $0.99, an increase of 16 percent, compared to $0.85 in the fourth quarter of 2012.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $192.0 million, an increase of 4 percent, compared to $185.1 million in the fourth quarter of 2012.  Non-GAAP earnings per diluted share were $0.98, an increase of 8 percent, compared to $0.91 in the fourth quarter of 2012.

•
Deferred Revenues: As of December 31, 2013, Check Point had deferred revenues of $671.6 million, an increase of 14 percent, compared to $589.7 million as of December 31, 2012 and 19 percent up from $566.8 million as of September 30, 2013.

•
Tax settlement: During the quarter, Check Point entered into a settlement agreement with the Israeli Tax Authority with respect to the release of profits generated by the Check Point under the Israeli Law for the Encouragement of Capital Investments and the settlement of all disputes with the ITA with respect to prior tax years. The settlement was paid in two payments during the fourth quarter of 2013 and the first quarter of 2014.

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•
Cash Flow: Cash flow from operations was $58.2 million.  Net of the tax settlement payment made to the Israeli Tax Authorities during the quarter, cash flow from operations increased by 13 percent to $228.1 million compared to $202.4 million in the fourth quarter of 2012.

•	Share Repurchase Program: During the fourth quarter of 2013, the company repurchased 2.3 million shares at a total cost of $135.1 million.
•	Cash Balances and Marketable Securities: $3,629.9 million as of December 31, 2013, an increase of $334.5 million, compared to $3,295.4 million as of December 31, 2012.

Financial Highlights for the Year Ended December 31, 2013

•	Total Revenues: $1,394.1 million, an increase of 4 percent, compared to $1,342.7 million in 2012.
•	GAAP Operating Income: $760.9 million, an increase of 2 percent, compared to $746.5 in 2012.
•	Non-GAAP Operating Income: $815.0 million, an increase of 2 percent, compared to $798.9 million in 2012. Non-GAAP operating margin was 58 percent, compared to 59 percent in 2012.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $652.8 million, an increase of 5 percent, compared to $620.0 million in 2012. GAAP earnings per diluted share were $3.27, an increase of 10 percent, compared to $2.96 in 2012.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $685.2 million, an increase of 3 percent, compared to $667.9 million in 2012. Non-GAAP earnings per diluted share were $3.43, an increase of 8 percent, compared to $3.19 in 2012.

•
Cash Flow: Cash flow from operations was $789.9 million. Net of the tax settlement payment and the tax refund for prior years executed with the Israeli Tax Authorities in 2013, our cash flow from operations increased to $862.1, an increase of 6 percent, compared to $815.8 million in 2012.

•
Share Repurchase Program: In 2013 we repurchased approximately 10.1 million shares in an aggregate amount of approximately $538 million which represented an average repurchase per quarter of $135 million.  Today, the company announced in a separate press release that its board of directors has authorized an extension and expansion to the company’s on-going share repurchase program.  Under the updated plan, effective immediately, Check Point is authorized to repurchase up to $200 million of its outstanding shares each quarter up to an aggregate of $1.0 billion.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Business Highlights:

In 2013, Check Point introduced new and innovative security solutions to protect organizations of all sizes and complexity including:

Software Version R77 – Check Point announced the latest release for its award-winning Software Blade Architecture. This version includes more than 50 product enhancements including the new ThreatCloud Emulation Service, Check Point HyperSpect™ performance enhancing technology, and Check Point Compliance Software Blade, amongst others.

Threat Emulation Software Blade – An innovative solution that prevents infections from new exploits, undiscovered threats, and targeted attacks. Check Point Threat Emulation inspects suspicious documents and emulates how they run in a virtual environment to discover malicious behavior and to prevent malware from entering the network.

Compliance Software Blade – The industry’s first integrated compliance solution to leverage an extensive knowledgebase of regulatory requirements and IT security best practices, while providing a real-time view of compliance.  Check Point’s Compliance Software Blade ensures that security policies are aligned with global regulations and validates that appropriate security levels are maintained – shortening audit times, improving security, and reducing costs for businesses.

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New Data Center Appliances:

13500 Appliance – Check Point launched the 13500 Appliance, the first in a new line of 13000 Appliances designed specifically to expand the company’s data center network security offerings. The 13500 Appliance leverages Check Point HyperSpect™, which maximizes hardware utilization, and delivers up to 77 Gbps of firewall throughput, 7 Gbps of IPS throughput and 3,200 SecurityPower™ unit (SPU) rating.

21700 Appliance – The 21700 Appliance provides market leading security and the fastest performance in a compact 2U chassis, protecting large enterprises and data centers with Check Point’s award-winning Software Blade Architecture. It offers exceptional security performance with up to 110 Gbps of firewall throughput, 8 Gbps of IPS throughput, and a 3,551 SecurityPower™ unit (SPU) rating. The 21700 is the third model in the 21000 series and increases the top performance by approximately 50 percent since the launch.

New Enterprise-Class Security in a Desktop Package: 600 Series and 1100 Series Appliances

600 Series Appliances – Designed to address the security needs of small businesses with less than 100 employees.  The 600 Series delivers the full Check Point Software Blade architecture (Next Generation Firewall, IPS, Threat Prevention, etc.) with an extremely easy to use Web user interface and features performance up to 1.5Gbps, at prices ranging from $399-$1,200. The 640 Appliance won the Network World Clear Choice Award.

1100 Series Appliances – Targeted at enterprise remote offices and optimized for large-scale deployments of hundreds of branch offices.  The 1100 Series offers customers the ability to utilize the Check Point Software Blade Architecture with centralized enterprise management capabilities and offers performance up to 1.5Gbps, at prices ranging from $599-$2,000.

ZoneAlarm 2013 Security Products - The new 2013 products, which are Windows 8 compatible, are the first to integrate a Facebook Privacy Scan and Do Not Track technologies. ZoneAlarm products also offer improved performance and security through advanced antivirus and firewall capabilities.

Extension to Blue Coat Partnership on X-Series platform – Check Point and Blue Coat announced an extension of the two companies’ successful, longstanding partnership where Check Point became the primary provider for the X-Series platform in the network security firewall market. Check Point now delivers frontline support for the product, making it easier for customers to benefit from an integrated, scalable approach to their network security.

Industry Accolades and Partnerships:

Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point is positioned as the number one vendor in worldwide combined Firewall and UTM appliance revenue for Q1, Q2 and Q3 2013 according to the IDC Worldwide Security Appliance Tracker.

Number One in Worldwide Firewall Equipment Market Share – Check Point led worldwide market share for Firewall Equipment according to the Gartner Market Share: Enterprise Network Equipment by Market Segment, Worldwide, 2Q13 report.

Leader in Gartner’s Magic Quadrant for Enterprise Network Firewall - Check Point is positioned as a Leader in Gartner’s Magic Quadrant for Enterprise Network Firewall. The company has been in the Leader's quadrant for 16 consecutive years.

Leader in Gartner’s Magic Quadrant for Unified Threat Management - Check Point is positioned as a Leader in Gartner’s Magic Quadrant for Unified Threat Management (UTM). The company has been in the Leaders quadrant for three consecutive years.

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Leader in Gartner’s Magic Quadrant for Mobile Data Protection – Check Point is positioned as a Leader in Gartner’s Magic Quadrant for Mobile Data Protection (MDP). The company has been in the Leaders quadrant for seven consecutive years.

Check Point’s Next Generation Secure Web Gateway Outperforms Competition – Check Point underwent Miercom’s rigorous hands-on evaluation alongside two competing products and achieved the highest scores outperforming the competition in all elements of testing including web control such as URL classification and coverage, blocking URLs from undesirable and potentially malicious categories, and application control.

Shwed concluded, “We finished 2013 on a strong note, underscoring the strength of our advanced technologies and highlighting the success of our software blades and data center appliances.  In 2014, we look forward to delivering further innovation and increased levels of security to our customers.”

First Quarter Investor Conference Participation Schedule:

•	Oppenheimer 4th Annual Research Summit
February 5, 2014 –London, UK

•	Stifel Nicolaus Technology & Telecommunications Conference
February 10, 2014 – San Francisco, CA

•	Goldman Sachs Technology & Internet Conference
February 13, 2014 – San Francisco, CA

•	Raymond James 33rd Annual Institutional Investor Conference
March 3, 2014 – Orlando, FL

•	Morgan Stanley Global Technology, Media and Telecommunications Conference
March 5, 2014 – San Francisco, CA

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information; please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 28, 2014 at 8:30 AM ET/5:30 AM PST.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through February 4, 2014 on the company's website or by telephone at +1.201.612.7415, replay ID number 13574664.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2014 Check Point Software Technologies Ltd. All rights reserved

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Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations that, in 2014, we expect further innovation and increased levels of security to our customers. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2013.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation charges, amortization of acquired intangible assets, and the related tax affects as well as the impact of tax settlement for prior years. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues:
Products and licenses	$156,203	$150,907	$504,576	$505,280
Software updates, maintenance and subscription	230,872	217,667	889,529	837,415
Total revenues	387,075	368,574	1,394,105	1,342,695

Operating expenses:
Cost of products and licenses	27,370	26,216	88,862	87,097
Cost of software updates, maintenance and subscription	18,765	17,918	73,160	68,082
Amortization of technology	60	294	612	3,982
Total cost of revenues	46,195	44,428	162,634	159,161

Research and development	33,047	29,290	121,764	111,911
Selling and marketing	74,974	65,930	276,067	255,345
General and administrative	18,740	18,455	72,735	69,743
Total operating expenses	172,956	158,103	633,200	596,160

Operating income	214,119	210,471	760,905	746,535
Financial income, net	9,383	9,644	34,931	40,332
Income before taxes on income	223,502	220,115	795,836	786,867
Taxes on income	29,372	46,129	143,036	166,867
Net income	$194,130	$173,986	$652,800	$620,000

Earnings per share (basic)	$1.01	$0.87	$3.40	$3.04
Number of shares used in computing earnings per share (basic)	192,263	200,230	192,263	203,918

Earnings per share (diluted)	$0.99	$0.85	$3.27	$2.96
Number of shares used in computing earnings per share (diluted)	196,837	204,258	199,487	209,170

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$214,119	$210,471	$760,905	$746,535
Stock-based compensation (1)	12,548	11,552	51,112	45,287
Amortization of intangible assets (2)	610	922	3,020	7,028
Non-GAAP operating income	$227,277	$222,945	$815,037	$798,850

GAAP net income	$194,130	$173,986	$652,800	$620,000
Stock-based compensation (1)	12,548	11,552	51,112	45,287
Amortization of intangible assets (2)	610	922	3,020	7,028
Taxes (3)	(15,305)	(1,359)	(21,731)	(4,372)
Non-GAAP net income	$191,983	$185,101	$685,201	$667,943

GAAP Earnings per share (diluted)	$0.99	$0.85	$3.27	$2.96
Stock-based compensation (1)	0.06	0.06	0.26	0.22
Amortization of intangible assets (2)	-	0.01	0.02	0.03
Taxes on the above items (3)	(0.07)	(0.01)	(0.12)	(0.02)
Non-GAAP Earnings per share (diluted)	$0.98	$0.91	$3.43	$3.19

Number of shares used in computing Non-GAAP earnings per share (diluted)	196,837	204,258	199,487	209,170

(1) Stock-based compensation:
Cost of products and licenses	$17	$18	$77	$68
Cost of software updates, maintenance and subscriptions	257	222	971	761
Research and development	2,104	2,090	9,001	8,594
Selling and marketing	2,420	2,404	11,193	9,677
General and administrative	7,750	6,818	29,870	26,187
	$12,548	$11,552	$51,112	$45,287

(2) Amortization of intangible assets:
Amortization of technology- cost of revenues	$60	$294	$612	$3,982
Selling and marketing	$550	628	$2,408	3,046
	$610	$922	$3,020	$7,028

(3) Taxes:
Taxes on Stock-based compensation and Amortization of intangible assets	$(551)	$(1,359)	$(6,977)	$(4,372)
Taxes attributed to tax settlement	$(14,754)	-	(14,754)	-
	$(15,305)	$(1,359)	$(21,731)	$(4,372)

Total, net	$(2,147)	$11,115	$32,401	$47,943

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	December 31,	December 31,
	2013	2012
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$408,432	$574,802
Marketable securities and short-term deposits	758,382	928,535
Trade receivables, net	379,648	373,755
Prepaid expenses and other current assets	53,856	46,699
Total current assets	1,600,318	1,923,791

Long-term assets:
Marketable securities	2,463,110	1,792,027
Property and equipment, net	37,991	36,973
Severance pay fund	6,488	6,038
Deferred tax asset, net	13,557	19,173
Other intangible assets, net	16,191	19,211
Goodwill	727,875	727,875
Other assets	20,907	19,797
Total long-term assets	3,286,119	2,621,094

Total assets	$4,886,437	$4,544,885

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$590,752	$524,627
Trade payables and other accrued liabilities	396,102	338,021
Total current liabilities	986,854	862,648

Long-term deferred revenues	80,871	65,063
Income tax accrual	205,420	259,547
Deferred tax liability, net	308	1,039
Accrued severance pay	10,887	10,279
	297,486	335,928

Total liabilities	1,284,340	1,198,576

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	774,917	693,212
Treasury shares at cost	(2,421,278)	(1,955,328)
Accumulated other comprehensive income	1,839	14,606
Retained earnings	5,245,845	4,593,045
Total shareholders’ equity	3,602,097	3,346,309
Total liabilities and shareholders’ equity	$4,886,437	$4,544,885
Total cash and cash equivalents, marketable securities and short-term deposits	$3,629,924	$3,295,364

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:

Net income	$194,130	$173,986	$652,800	$620,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,243	1,851	8,545	7,861
Amortization of intangible assets	610	922	3,020	7,028
Stock-based compensation	12,548	11,552	51,112	45,287
Increase in trade and other receivables, net	(119,553)	(126,966)	(6,707)	(11,746)
Realized gain on marketable securities	(83)	(943)	(1,383)	(1,436)
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	(14,791)	157,384	117,756	161,344
Excess tax benefit from stock-based compensation	(26,164)	(9,510)	(35,345)	(11,129)
Deferred income taxes, net	9,307	(5,828)	28	(1,453)
Net cash provided by operating activities	58,247	202,448	789,826	815,756

Cash flow from investing activities:
Investment in property and equipment	(2,178)	(3,319)	(9,563)	(8,195)
Net cash used in investing activities	(2,178)	(3,319)	(9,563)	(8,195)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	15,667	5,551	67,127	61,011
Purchase of treasury shares	(131,485)	(160,106)	(534,196)	(466,164)
Excess tax benefit from stock-based compensation	26,164	9,510	35,345	11,129
Net cash used in financing activities	(89,654)	(145,045)	(431,724)	(394,024)

Unrealized gain (loss) on marketable securities, net	(780)	(5,504)	(13,979)	2,422

Increase (decrease) in cash and cash equivalents, marketable securities and short-term deposits	(34,365)	48,580	334,560	415,959

Cash and cash equivalents, marketable securities and short-term deposits at the beginning of the period	3,664,289	3,246,784	3,295,364	2,879,405

Cash and cash equivalents, marketable securities and short-term deposits at the end of the period	$3,629,924	$3,295,364	$3,629,924	$3,295,364

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

January 28, 2014

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